FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              16 August, 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


International Power plc



2. Name of shareholder having a major interest


Legal & General Investment Management Limited



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


HSBC Global Custody Nominee (UK) A/c 914945           427,867
HSBC Global Custody Nominee (UK) A/c 923363           736,000
HSBC Global Custody Nominee (UK) A/c 775237           150,000
HSBC Global Custody Nominee (UK) A/c 886603         4,729,000
HSBC Global Custody Nominee (UK) A/c 775245         4,337,576
HSBC Global Custody Nominee (UK) A/c 130007           161,000
HSBC Global Custody Nominee (UK) A/c 770286           403,000
HSBC Global Custody Nominee (UK) A/c 357206        28,814,439
HSBC Global Custody Nominee (UK) A/c 866197           194,600
HSBC Global Custody Nominee (UK) A/c 904332           150,300
HSBC Global Custody Nominee (UK) A/c 916681            58,700
HSBC Global Custody Nominee (UK) A/c 361602            29,000
HSBC Global Custody Nominee (UK) A/c 282605         2,524,158
HSBC Global Custody Nominee (UK) A/c 360509         1,536,040
HSBC Global Custody Nominee (UK) A/c 824434            89,000
HSBC Global Custody Nominee (UK) A/c 924422           185,140



5. Number of shares / amount of stock acquired


Not known



6. Percentage of issued class


Not known



7. Number of shares / amount of stock disposed


Not known



8. Percentage of issued class


Not known



9. Class of security


Ordinary shares of 50 pence each



10. Date of transaction


Not known



11. Date company informed


13 August 2004



12. Total holding following this notification


44,525,820



13. Total percentage holding of issued class following this notification


4.02%



14. Any additional information


N/a



15. Name of contact and telephone number for queries


Investors - Aarti Singhal + 44 207 320 8681



16. Name and signature of authorised company official responsible for making this notification


Stephen Ramsay - Company Secretary



Date of notification


16 August 2004



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

 INTERNATIONAL POWER plc
                                                (Registrant)


                                      By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary